SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Annual Financial Report

31 March 2011

ANNUAL REPORT AND ACCOUNTS 2010

Prudential plc ("Prudential") today announces its Annual Report and Accounts 2010 is available to view on the Group's website at www.prudential.co.uk.  This follows the release of its audited results for the year ended 31 December 2010 on 9 March 2011.  Prudential has published its Annual Report and Accounts 2010 at the earliest opportunity, in line with its policy of communicating with shareholders in a timely and transparent fashion.  For the purposes of clarity, this statement sets out extracts from the information in our Annual Report and Accounts 2010.  A copy of the Annual Report and Accounts 2010 has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.  Printed copies of the Annual Report and Accounts 2010 will be posted to those shareholders who have requested it between 12 and 14 April 2011.

Chairman's statement
In his Chairman's statement in the Annual Report and Accounts 2010, Harvey McGrath, says:

"We have followed our excellent year in 2009 with another very strong performance.  In 2010, our proven strategy of focusing on the most attractive markets and products, together with the discipline with which the Group manages risk and capital, has again delivered outstanding results.  Looking at the performance of the Group around the world, our strategy, the quality of our people and the strength of our brands, I remain confident we will continue to deliver profitable growth and sustainable value for our shareholders."

Directors' responsibility statements
The Statement of Directors' responsibilities in respect of the Annual Report and the Financial Statements, together with the preliminary announcement on 9 March 2011, constitute the information required by section 6.3.5 of the Disclosure and Transparency Rules.

"The directors of Prudential plc, whose names and positions are set out on pages 100 to 103 of the Annual Report and Accounts 2010 confirm that to the best of their knowledge:

•
The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

•
The directors' report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face."

Governance
The Annual Report and Accounts 2010 include the Governance Report.  In line with developing best practice and in accordance with the recommendations of the UK Corporate Governance Code, all Board directors will offer themselves for election, or re-election, at the Annual General Meeting on 19 May 2011.

Remuneration
The Annual Report and Accounts 2010 also includes the Directors' Remuneration Report.  2010 was another successful year for the Group, with results ahead of 2009 on all key measures.  Prudential achieved strong growth on the three metrics of European Embedded Value ("EEV"), International Financial Reporting Standards ("IFRS") and cash simultaneously.  From 2009 to 2010, both IFRS and EEV operating profits grew by 20 per cent or more.  IFRS operating profit was £1,941 million, up 24 per cent and EEV new business profit* was £2,028 million, up 25 per cent.  In 2010, free surplus, the primary indicator of the Group's ability to generate cash and capital, increased 32 per cent to £3.3 billion, up from £2.5 billion at the end of 2009 and £0.9 billion at the end of 2008.  Using the regulatory measure of the Insurance Groups Directive ('IGD'), the Group's capital surplus at 31 December 2010 was estimated at £4.3 billion (31 December 2009: £3.4 billion).

In view of the progress that the Group has made in recent years to improve IFRS operating profitability and free surplus generation, the Board decided to rebase the full year dividend upwards by 4 pence per share, equivalent to an increase of 20 per cent.

In considering annual bonus payments for executive directors, the Remuneration Committee ("the Committee") seeks to deliver the appropriate level of reward to the executive management for the achievement of results during the year.  After careful consideration, for 2010 the Committee used its discretion to take the costs associated with the AIA transaction (which were excluded from the Group's reported IFRS and EEV operating profit) fully into account in determining the results to be used for bonus purposes.  Bonuses for all executive directors were therefore based on the results after all AIA transaction costs.

The usual bonus arrangement for Tidjane Thiam, Group Chief Executive, is that 50 per cent of any bonus awarded is payable in cash and that 50 per cent is converted into shares and deferred for three years.  For 2010 it was agreed with the Group Chief Executive that the portion of his bonus (50 per cent) which would normally be payable immediately in cash would also be converted into shares.  Therefore his entire annual bonus for 2010 will now be paid in shares and deferred for three years, expressing his confidence in the future prospects for the Group.

2008 Group Performance Share Plan ("GPSP") awards
Today, in addition, a further announcement is being made regarding the release of awards under the 2008 Prudential GPSP and release of awards made on appointment.  The GPSP is the Group's long-term incentive plan for executive directors.  Awards vest on the basis of the Group's relative Total Shareholder Return (TSR) performance against a peer group of international insurers.  For any GPSP award to vest, the Committee must be satisfied that the quality of the Company's underlying financial performance justifies the level of reward delivered at the end of the performance period.  On 31 December 2010, the performance period for the 2008 GPSP award (which began on 1 January 2008) came to an end. Prudential's TSR performance over this period was equal to 133.7 per cent of the peer index, in excess of the 120 per cent required for full vesting of the GPSP award.  The Committee, having satisfied itself about the quality of the Company's underlying financial performance, confirmed vesting of 100 per cent of the 2008 GPSP award.

The peer group used for the 2008 GPSP award comprised: Aegon; Allianz; Aviva; Axa; Generali; ING; Legal & General; Manulife; Old Mutual; Standard Life; and Friends Provident.  Friends Provident was removed from the comparator group for outstanding and future awards in November 2009 when it delisted.

* Excluding Japan, which ceased writing new business in 2010.

Enquiries:

Media		Investors
Edward Brewster	+44 (0)20 7548 3719	David Collins	+44 (0) 20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Andy Rowe	+44 (0) 20 7548 3860

Notes to Editors

Financial Calendar 2011
First Quarter 2011 Interim Management Statement	11 May 2011
Annual General Meeting	19 May 2011
2011 Half Year Results Announcement	2 August 2011
Third Quarter 2011 Interim Management Statement	8 November 2011

2010 Full Year Dividend
Ex-dividend date	30 March 2011 (UK, Ireland and Singapore shareholders) 31 March 2011 (Hong Kong shareholders)
Record date	1 April 2011
Payment of dividend	26 May 2011 (UK, Ireland and Hong Kong shareholders) On or about 2 June 2011 (Singapore shareholders)

About Prudential plc
Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £340 billion in assets under management (as at 31 December 2010). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's "Solvency II" requirements on Prudential's capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the heading "Risk factors" in Prudential's most recent Annual Report and in Item 3 "Risk Factors" of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the heading "Risk factors" in any subsequent Prudential Half-Year Financial Report. Prudential's most recent Annual Report and any subsequent Half Year Financial Report are available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this statement are made only as of the date hereof. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules or the SGX-ST listing rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 31 March 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat